May 1, 2007

Ms. Jill S. Davis
United States Securities and Exchange Commission
Division of Corporation Finance
MailStop 7010
100 F Street NE
Washington, D.C. 200549-7410

Re:   Avalon Oil and Gas, Inc.
         Form 10-KSB for Fiscal Year Ended March 31, 2006
         Filed July 14, 2066
         Form 10-QSB for Fiscal Year Ended December 31, 2006
         Filed February 14, 2007
         Response Letter Dated March 20, 2007
         SEC Comment Letter Dated April 17, 2007
         File No. 1-12850

Dear Ms. Davis:

This letter is in response to your letter dated April 17, 2007.

Supplemental response letter dated March 20, 2007

1.

Please submit the response letter under this heading in electronic format on Edgar as Correspondence as required by Rule 101(a)(1)(iii) of Regulation S-T. This comment applies to all correspondence between you and the staff.

Response:     We will file the March 20, 2007 letter on Edgar as well as all future correspondence with staff.

2.	In your next supplemental response letter to us, please provide the representations requested at the end of our comment letter.

Avalon Oil & Gas, Inc.
May 1, 2007

Response:    The requested representations are included in this letter.

3.

You state in the introductory paragraph to your supplemental response letter that your responses were “prepared by our accountants.” Please indicate whether the accountants that prepared this response are the same accountants that audited the financial statements included in the Form 10-KSB for the fiscal year ended March 31, 2006. If they are, please explain to us in further detail what service your accountants provided in preparing your responses.

Response:    The accountants referenced in our supplemental response letter was Leslie G. Pettitt, PC, the firm that compiles and assists with monthly, quarterly and annual financial statement preparation and other accounting matters within the company. This is not the firm that audited the financial statements included in the Form 10-KSB filed for the fiscal year ended March 31, 2006.

4.

If the accountants that audited your financial statements prepared your response letter, please have your independent auditor explain to us how the have met the independence requirements outlined by Rule 2-01(b) of Regulation S-X or otherwise advise. In this regard, refer to Preliminary Note 2 which states that “In considering this standard, the Commission looks in the first instance to whether a relationship or the provision of a service: (a) creates a mutual or conflicting interest between the accountant and the audit client; (b) places the accounting in the position of auditing his or her own work; (c) results in the accountant acting as management or an employee of the audit client; or (d) places the accountant in a position of being an advocate for the audit client.”

Response:    See response to item 3 above.

Form 10KSB for the Fiscal Year Ended March 31, 2006

Controls and Procedures, page 11

5.	We noted that your supplemental response letter did not address prior comment number one. Therefore, we reissue that comment in its entirety.

We note that your certifying officers disclose their conclusions as to the effectiveness of your disclosure controls and procedures “Within the 90 days prior to the date of this report.” Please note that Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures “as of the end of the period covered by the report.” See also Regulation S-B, paragraph 4(c) of Exhibit 31. Please revise your disclosure accordingly. This comment also applies to your Form 10-QSB for the fiscal quarter ended December 31, 2006.

Response:    We will amend our Form 10-KSB for the Fiscal Year Ended March 31, 2006 and the Form 10-QSB for the fiscal quarter ended December 31, 2006 to include the disclosure per Item 307 of Regulation S-B.

Avalon Oil & Gas, Inc.
May 1, 2007

6.	We note that your supplemental response letter did not address prior comment number two. Therefore, we reissue that comment in its entirety.

You also state that there were no “significant changes” in your ” internal controls” and no other factors that could “significantly affect” these controls subsequent to the date of their evaluations. Please note that Item 308(c) of Regulation S-B requires that you disclose any change in the registrant’s “internal control over financial reporting” identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has “materially affected, or is reasonably likely to materially affect, the small business issuer’s internal control over financial reporting.” See also Regulation S-B, paragraph 4(d) of Exhibit 31. Please revise your disclosure accordingly. This comment also applies to your Form 10-QSB for fiscal quarter ended December 31, 2006.

Response:    We will amend our Form 10-KSB for the Fiscal Year Ended March 31, 2006 and the Form 10-QSB for the fiscal quarter ended December 31, 2006 to include the disclosure per Item 308(c) of Regulation S-B.

Form 10-QSB for the Fiscal Quarter Ended December 31, 2006

Note  1. Summary of Significant Accounting Policies, Page 7

Natural Gas and Oil Properties, page 8

7.

We note from your response to prior comment number 14 that your accounting policy is to perform a ceiling test “on an annual basis and at such other times that [the Company] has indications that its full cost pool may be impaired.” Please revise your policy to comply with Rule 4-10(c)(4)(i)(A) of Regulation S-X which requires a ceiling test to be performed as “of the date of the latest balance sheet presented.” In this regard, a quarterly ceiling test is required to be performed by companies following the full cost method of accounting. This is further contemplated within SAB Topic 12:D.3.b and c which indicates that guidance provided is applicable to both interim and annual periods. Please confirm that you will revise your accounting policy to comply with this requirement or otherwise advise.

Response:    We will revise our accounting policy to perform ceiling tests that comply with Rule 4-10(c)(4)(i)(A) of Regulation S-X.

The Company hereby acknowledges the following:

o	The Company is responsible for the adequacy of the disclosure in the filing;
o	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Avalon Oil & Gas, Inc.
May 1, 2007

Please contact us if you have any further questions.

Sincerely,

Kent Rodriquez
Chief Executive Officer